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January 12, 2018

VIA EDGAR

Re:	Wellsite Corporation Draft Registration Statement on Form 10 Submitted December 4, 2017 CIK No. 0001723089

Ms. Heather Percival, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Percival:

On behalf of Wellsite Corporation (“Wellsite”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement, marked to show changes from the Draft Registration Statement confidentially submitted on December 4, 2017. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated December 29, 2017, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Wellsite. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO

SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

Wellsite Strategies, page 11

1.	Balance your disclosure regarding your strategy for selective acquisitions here and on page 96 with the limitations on transactions following the tax-free spin-off discussed in the first full risk factor on page 48. Also, tell us whether Dover’s board of directors considered these limitations as a potential negative factor of the spin-off.

Wellsite has revised the disclosure regarding its strategy for selective acquisitions on pages 12 and 96 to describe the limitations on transactions following the tax-free spin-off. Additionally, Wellsite has revised the disclosure on pages 15 and 125 to indicate that Dover’s board of directors considered these limitations as a potential negative factor when evaluating the separation.

Reasons for the Separation, page 13

2.	Please revise your disclosure to discuss the potential benefits and negative factors with equal prominence. We note that currently you provide a separate bullet point for each of the potential benefits but you include only a portion of the potential negative effects in one sentence in the second paragraph on page 14.

Wellsite has revised pages 14-15 and 124-125 to enhance the discussion of the potential negative factors that Dover’s board of directors considered when evaluating the separation.

3.	Disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

Wellsite advises the Staff that as part of its review of strategic alternatives for the separation of its upstream energy businesses, Dover’s board of directors considered a number of options, including a tax-free spin-off, sale or other strategic combination. Upon completing this assessment, Dover’s board of directors determined that a tax-free spin-off was the option that would create the best long-term results for the businesses and the most value for shareholders. Wellsite has revised pages 15 and 125 to so disclose.

SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

What are the conditions to the distribution, page 19

4.	We note your disclosure on page 115 that Dover may waive certain conditions to the distribution. We also note that the sixth bullet of this section states that Dover may, in its sole discretion, determine that reorganization steps may occur after distribution, instead of before distribution. Please revise the registration statement to clarify which conditions may be waived. In addition, please distinguish reorganization steps from separation steps so that it is clear which steps may, in Dover’s discretion, occur after distribution.

Wellsite has revised pages 19, 20, 27, 28 and 128 to clarify that Dover may waive any and all such conditions in its sole discretion, subject to applicable law. Additionally, Wellsite has revised such pages to remove the reference to reorganization steps occurring after the distribution and to clarify that prior to the distribution, the reorganization and separation of the Dover and Wellsite businesses will have been effectuated in all material respects.

Wellsite may not be able to..., page 48

5.	Please quantify the “certain” thresholds mentioned in the third bullet point of this risk factor.

Wellsite has revised the third bullet on page 48 to quantify the thresholds relating to Wellsite’s issuance of equity securities prescribed by the tax matters agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Other Performance Measures

Free cash flows, page 70

6.	Your computation of free cash flow differs from the typical calculation, which is cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures, by also excluding the change in income taxes payable. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Wellsite has revised the title of the free cash flow metric to “adjusted free cash flow” and updated the term throughout Amendment No. 1 accordingly.

SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

Reasons for the Separation, page 122

7.	To the extent practicable, quantify the anticipated effect of the loss of synergies from operating as one company. We note for instance the potential increase in costs and loss of joint purchasing power. Please also expand your disclosure of the negative factors in the second and third bullet points on page 123 to provide additional context.

Wellsite advises the Staff that its estimated annual corporate overhead costs and public company expenses upon separation from Dover are approximately $35 million, which is approximately $16 million higher than the $19 million of expenses allocated from Dover in the combined financial statements for the year ended December 31, 2016. The increased annual expenses post-separation are due to incremental costs required to operate as a stand-alone public company and anticipated dissynergies due to operational separation and loss of scale. For example, Wellsite historically realized cost efficiencies from Dover through shared office facilities for corporate functions (e.g., human resources, information technology, tax, finance and legal) and regional management, back-office shared services, and consolidated purchasing power, including professional services. Wellsite has revised page 124 to so disclose. Additionally, Wellsite has revised page 124 to provide additional disclosure regarding the negative factor in the second bullet point. In light of the expanded disclosure regarding increased costs and dissynergies in the first bullet point, Wellsite has removed the third bullet point on page 124.

Note 3. Related Party Transactions, page F-17

8.	You disclose that the combined financial statements may not include all of the expenses that would have been incurred had Wellsite Corporation been a standalone company during the periods presented and that actual costs may have been different. If practicable, please disclose your estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if Wellsite Corporation had operated as an unaffiliated entity for all years reported when such basis produces materially different results. Please refer to Question 2 of SAB Topic 1B.1.

Wellsite advises the Staff that the actual costs that would have been incurred if Wellsite had been operating as an unaffiliated entity during the periods presented would depend on multiple factors and uncertainties that are not factually supportable, including organizational structure and strategic decisions in areas such as engineering, information technology, and supply chain. Accordingly, the Company does not believe that quantification of estimated actual stand-alone expenses for such historical periods is practicable. As noted in response to the Staff’s comment 7, Wellsite has revised page 124 to disclose its estimate of annual post-separation corporate overhead costs and public company expenses in periods following the spin-off.

SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

Note 15. Segment Information, page F-39

9.	Your Production & Automation Technologies segment includes the artificial lift technologies, automation technologies and other equipment product lines. Please tell us how you have assessed whether these product lines represent operating segments under ASC 280-10-50-1. Describe the frequency and contents of the discrete financial information for the product lines that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance.

Wellsite advises the Staff that in determining its operating segments, it has evaluated the guidance in ASC 280-10-50-1. ASC 280 utilizes the management approach, whereby external segment reporting is aligned with management’s internal reporting.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

1.	Engages in business activities from which it may earn revenues and incur expenses, including transactions with other components of the same public entity,

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resource allocation and assess performance, and

3.	For which discrete financial information is available.

For Wellsite, Sivasankaran Somasundaram, the CEO, is the CODM, as he has primary responsibility for allocating resources to and assessing performance of the operating segments. As Wellsite is transitioning into a stand-alone company, the operating results of the segments are regularly reviewed by the CODM in order to assess the performance of the individual segment and make decisions about resources to be allocated to the segment. Based upon such evaluation, and effective October 2017, the Company determined that its revenue-generating business activities comprise two operating segments, which are also the reportable segments: Production & Automation Technologies and Drilling Technologies.

The CODM reviews a monthly financial performance report aligned with the above structure that contains sufficient detail for him to allocate resources and assess performance. The monthly financial performance report includes separate balance sheets, income statements, and other financial and operational metrics for the consolidated Wellsite Corporation, Drilling Technologies segment and Production & Automation Technologies segment, including segment earnings, which is the primary financial performance measure used by the CODM. The monthly financial performance report includes comparisons to plan and the prior year, which are used by the CODM to assess operating performance and ultimately the leadership of each segment’s performance against goals and objectives.

SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

The monthly financial performance report provided to the CODM does not include product line information. Thus, the CODM does not regularly review financial information for the artificial lift technologies, automation technologies and other equipment product lines within the Production & Automation Technologies segment. Product line revenues in Note 15 of the Draft Registration Statement were needed to comply with the entity-wide disclosures per ASC 280-10-50-40. However, this information is not regularly reviewed by the CODM, nor does the CODM use this information to assess performance and allocate resources. The “Summary” and “Business” sections of the Draft Registration Statement discuss the product lines to help users of Wellsite’s financial statements understand how the segment’s product offerings support the lifecycle of a producing well and improve operator performance and economics.

Wellsite’s organizational structure is consistent with its operating segments. The CODM currently has two direct reports with oversight responsibility for Wellsite’s business activities, comprising the operating segment presidents for Drilling Technologies and Production & Automation Technologies. The presidents of Drilling Technologies and Production & Automation Technologies function as segment managers. The presidents are responsible for overall leadership of their segments, including budgeting and assessing operating performance. The CODM does not assess performance or allocate resources at a level lower than the immediate segment managers that report to him. There are no direct reports to the CODM with product line responsibility.

Based upon the above, management concluded the artificial lift technologies, automation technologies and other equipment product lines do not represent operating segments under ASC 280-10-50-1.

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SECURITIES AND EXCHANGE COMMISSION	January 12, 2018

Please do not hesitate to call Joshua Ford Bonnie at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:    Securities and Exchange Commission

    Amanda Ravitz

    Daniel Morris, Esq.

    Tara Harkins

    Kevin Kuhar

         Dover Corporation

    Ivonne M. Cabrera, Esq.

         Wellsite Corporation

    Sivasankaran Somasundaram